Exhibit 4.60

Summary of the Rural Partnership Agreement, entered into on June 30, 2020, in connection with Fazenda Jatobá

Parties: Jaborandi Agrícola Ltda., as the company vested in the possession of the land, John Kudiess and Harald Kudiess, as the natural individuals interested in entering into a rural partnership with BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, and Imobiliária Jaborandi Ltda., as owner of the land.

Purpose: Granting of the possession, for a four-year term, of a total area equivalent to 3,386 arable hectares of Fazenda Jatobá, for purposes of the exploitation of the land under a rural partnership regime, by means of the sharing, by and among the parties, of the earnings received from the crops/harvests arising from the aforementioned partnership. Mr. John Kudiess and Mr. Harald Kudiess shall be entitled to approximately 85% of the earnings therefrom, and Jaborandi Agrícola Ltda. shall be entitled to the remaining 15%.